2021-2022

Capital Estimates

Budget de capital

New Brunswick / Nouveau-Brunswick

Capital Estimates 2021-2022

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/0024/index-e.asp

December 2020

Cover:
Service New Brunswick (GS 9996)

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-2470-1

ISSN 0845-6372

Printed in New Brunswick

Budget de capital 2021-2022

Publié par :
Ministère des Finances et du Conseil du Trésor
Province du Nouveau-Brunswick
Case postale 6000
Fredericton (Nouveau-Brunswick)
E3B 5H1
Canada

Internet : www.gnb.ca/0024/index-f.asp

décembre 2020

Couverture :
Service Nouveau-Brunswick (SG 9996)

Imprimerie et reliure :
Services d'imprimerie, Service Nouveau-Brunswick

ISBN 978-1-4605-2470-1

ISSN 0845-6372

Imprimé au Nouveau-Brunswick

Think Recycling!  Pensez à recycler!

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2021-2022

TABLE OF CONTENTS / TABLE DES MATIÈRES

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2021-2022

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES /
ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2020-2021 ESTIMATE / PRÉVISIONS	2020-2021 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2021-2022 ESTIMATE / PRÉVISIONS
300	300	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……………………………………………………………………	340
400	400	Education and Early Childhood Development / Éducation et Développement de la petite enfance…………………………………………	500
1,000	1,000	Environment and Local Government / Environnement et Gouvernements locaux………………………………………………………………	1,000
24,000	29,984	Health / Santé………………………………………………………	25,850
5,528	1,750	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie…………………………………………	4,100
2,000	2,000	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail…………………………………	2,286
40,000	39,864	Regional Development Corporation / Société de développement régional…………………………………………………………………	41,250
12,000	12,000	Social Development / Développement social…………………………	12,000
10,120	10,120	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture…………	10,700
503,834	503,723	Transportation and Infrastructure / Transports et Infrastructure.....................	575,388
599,182	601,141	TOTAL - CAPITAL EXPENDITURES / TOTAL - DÉPENSES EN CAPITAL	673,414

Note: / Remarque:

The capital construction and capital improvement expenditures for government departments are voted under the Public Works and Infrastructure program in the Department of Transportation and Infrastructure. / Les dépenses relatives aux installations permanentes et à l'amélioration des biens immobiliers sont votées dans le cadre du programme Travaux publics et infrastructure du ministère des Transports et de l'Infrastructure.

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2021-2022

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES

(In thousands of dollars / En milliers de dollars)

2020-2021 ESTIMATE / PRÉVISIONS	2020-2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021-2022 ESTIMATE / PRÉVISIONS
100	100	Capital Equipment / Biens d'équipement………………………….	140
200	200	Strategic Infrastructure / Infrastructure stratégique………………	200
300	300	TOTAL...……	340

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES

(In thousands of dollars / En milliers de dollars)

CAPITAL EQUIPMENT		BIENS D'ÉQUIPEMENT

PROGRAM OBJECTIVES

To replace research and scientific equipment.

OBJECTIFS DU PROGRAMME

Pour le remplacement des équipements de recherche et du matériel scientifique.

TOTAL	140	TOTAL

STRATEGIC INFRASTRUCTURE		INFRASTRUCTURE STRATÉGIQUE

PROGRAM OBJECTIVES

To provide capital investments in strategic infrastructure projects to support the continued development of the agriculture, aquaculture and fisheries sectors.

OBJECTIFS DU PROGRAMME

Fournir des investissements en capital pour des projets d'infrastructure stratégique afin d'appuyer le développement continu des secteurs de l'agriculture, de l'aquaculture et des pêches.

TOTAL	200	TOTAL
TOTAL - TO BE VOTED	340	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2021-2022

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE**

(In thousands of dollars / En milliers de dollars)

2020-2021 ESTIMATE / PRÉVISIONS	2020-2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021-2022 ESTIMATE / PRÉVISIONS
400	400	Public Schools - Capital Equipment / Écoles publiques - Biens d'équipement……………………………………………	500
400	400	TOTAL...	500

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2021-2022

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE

(In thousands of dollars / En milliers de dollars)

PUBLIC SCHOOLS - CAPITAL EQUIPMENT		ÉCOLES PUBLIQUES - BIENS D'ÉQUIPEMENT
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To equip schools in concert with the capital construction program.		Équiper les écoles en fonction du programme de construction d'immobilisations.
TOTAL	500	TOTAL
TOTAL - TO BE VOTED	500	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2021-2022

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX

(In thousands of dollars / En milliers de dollars)

2020-2021 ESTIMATE / PRÉVISIONS	2020-2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021-2022 ESTIMATE / PRÉVISIONS
1,000	1,000	Local Service Districts / Districts de services locaux.....................…	1,000
1,000	1,000	TOTAL...………………...............	1,000

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2021-2022

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX

(In thousands of dollars / En milliers de dollars)

LOCAL SERVICE DISTRICTS		DISTRICTS DE SERVICES LOCAUX
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To assist local service districts in the purchase of emergency equipment, construction and repair of fire halls as well as repairs to community centers and recreation facilities.		Aider les districts de services locaux à se procurer de l'équipement d'urgence, à construire et réparer les postes d'incendie et à réparer les centres communautaires et les installations de loisir.
TOTAL	1,000	TOTAL
TOTAL - TO BE VOTED	1,000	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2021-2022

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ

(In thousands of dollars / En milliers de dollars)

2020-2021 ESTIMATE / PRÉVISIONS	2020-2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021-2022 ESTIMATE / PRÉVISIONS
24,000	29,984	Public Hospitals - Capital Equipment / Hôpitaux publics - Biens d'équipement...……………………………………………	25,850
24,000	29,984	TOTAL..	25,850

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2021-2022

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ

(In thousands of dollars / En milliers de dollars)

PUBLIC HOSPITALS - CAPITAL EQUIPMENT		HÔPITAUX PUBLICS - BIENS D'ÉQUIPEMENT
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To equip hospitals in concert with the hospital construction program and fund replacement equipment valued in excess of five thousand dollars.		Équiper les hôpitaux en fonction du programme de construction d'hôpitaux et financer l'équipement de remplacement évalué à plus de cinq mille dollars.
TOTAL	25,850	TOTAL
TOTAL - TO BE VOTED	25,850	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2021-2022

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE**

(In thousands of dollars / En milliers de dollars)

2020-2021 ESTIMATE / PRÉVISIONS	2020-2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021-2022 ESTIMATE / PRÉVISIONS
1,150	0	Mine Reclamation / Remise en état de mines………………………	250
3,628	1,000	Musquash Watershed Infrastructure - Capital Improvements / Bassin hydrographique Musquash - Améliorations des biens immobiliers……………………………………………………	3,100
750	750	Sentier NB Trail Infrastructure / Infrastructure du Sentier NB Trail……………………………………………	750
5,528	1,750	TOTAL...	4,100

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE

(In thousands of dollars / En milliers de dollars)

MINE RECLAMATION		REMISE EN ÉTAT DE MINES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for reclamation work at mine sites		Assurer les travaux de remise en état subséquents à l'extraction minière.
TOTAL	250	TOTAL

MUSQUASH WATERSHED INFRASTRUCTURE - CAPITAL IMPROVEMENTS		BASSIN HYDROGRAPHIQUE MUSQUASH - AMÉLIORATIONS DES BIENS IMMOBILIERS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for the betterment of the Musquash Watershed infrastructure.		Améliorer les infrastructures du bassin hydrographique Musquash.
TOTAL	3,100	TOTAL

SENTIER NB TRAIL INFRASTRUCTURE		INFRASTRUCTURE DU SENTIER NB TRAIL
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for major repairs of Sentier NB Trail.		Réparations majeures du Sentier NB Trail.
TOTAL	750	TOTAL
TOTAL - TO BE VOTED	4,100	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2021-2022

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL

(In thousands of dollars / En milliers de dollars)

2020-2021 ESTIMATE / PRÉVISIONS	2020-2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021-2022 ESTIMATE / PRÉVISIONS
2,000	2,000	Deferred Maintenance Program / Programme d'entretien reporté……………………………………………………………	2,286
2,000	2,000	TOTAL...……………..................	2,286

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL

(In thousands of dollars / En milliers de dollars)

DEFERRED MAINTENANCE PROGRAM		PROGRAMME D'ENTRETIEN REPORTÉ

PROGRAM OBJECTIVES

Provides funding for capital maintenance
improvements to New Brunswick universities
and the Maritime College of Forest Technology.

OBJECTIFS DU PROGRAMME

Fournir un financement pour l'amélioration de
l'entretien des immobilisations aux universités du
Nouveau-Brunswick et au Collège de technologie
forestière des Maritimes.

TOTAL	2,286	TOTAL
TOTAL - TO BE VOTED	2,286	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2021-2022

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL

(In thousands of dollars / En milliers de dollars)

2020-2021 ESTIMATE / PRÉVISIONS	2020-2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021-2022 ESTIMATE / PRÉVISIONS
10,000	10,000	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée………….	15,000
2,500	2,364	Canada - New Brunswick New Building Canada Fund - Small Communities Fund / Canada - Nouveau-Brunswick Nouveau Fonds Chantiers Canada - Fonds des petites collectivités………….	0
27,500	27,500	Strategic Infrastructure Initiative / Initiative en matière d'infrastructure stratégique………………………………	26,250
40,000	39,864	TOTAL..	41,250

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL

(In thousands of dollars / En milliers de dollars)

CANADA - NEW BRUNSWICK INTEGRATED BILATERAL AGREEMENT		CANADA - NOUVEAU-BRUNSWICK ENTENTE BILATÉRALE INTÉGRÉE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding for the provincial contribution to the Canada - New Brunswick Integrated Bilateral Agreement.		Financer la contribution du gouvernement provincial au Canada - Nouveau-Brunswick Entente bilatérale intégrée.
TOTAL	15,000	TOTAL

STRATEGIC INFRASTRUCTURE INITIATIVE		INITIATIVE EN MATIÈRE D'INFRASTRUCTURE STRATÉGIQUE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide capital investments in strategic infrastructure projects in order to support economic development and create conditions for long-term job growth.		Fournir des investissements en capital pour des projets d'infrastructure stratégique afin d'appuyer le développement économique et de créer les conditions nécessaires pour une croissance de l'emploi à long terme.
TOTAL	26,250	TOTAL
TOTAL - TO BE VOTED	41,250	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2021-2022

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL

(In thousands of dollars / En milliers de dollars)

2020-2021 ESTIMATE / PRÉVISIONS	2020-2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021-2022 ESTIMATE / PRÉVISIONS
9,000	9,000	Nursing Home Services - Capital Improvements / Services des foyers de soins - Améliorations des biens immobiliers………………………………………………………	9,000
3,000	3,000	Nursing Home Services - Capital Maintenance / Services des foyers de soins - Entretien……………………………	3,000
12,000	12,000	TOTAL………………………………………………………	12,000

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2021-2022

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL

(In thousands of dollars / En milliers de dollars)

NURSING HOME SERVICES - CAPITAL IMPROVEMENTS		SERVICES DES FOYERS DE SOINS - AMÉLIORATIONS DES BIENS IMMOBILIERS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding to complete planned improvements to Nursing Homes.		Fournir un financement pour mener à bien les améliorations planifiées dans les foyers de soins.
TOTAL	9,000	TOTAL

NURSING HOME SERVICES - CAPITAL MAINTENANCE		SERVICES DES FOYERS DE SOINS - ENTRETIEN
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding for unplanned capital maintenance for Nursing Homes.		Fournir un financement pour couvrir les coûts d'entretien imprévus dans les foyers de soins.
TOTAL	3,000	TOTAL
TOTAL - TO BE VOTED	12,000	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2021-2022

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE

(In thousands of dollars / En milliers de dollars)

2020-2021 ESTIMATE / PRÉVISIONS	2020-2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021-2022 ESTIMATE / PRÉVISIONS
5,575	5,705	Capital Improvements / Amélioration des installations………….	6,425
4,545	4,415	Strategic Infrastructure / Infrastructure stratégique………………	4,275
10,120	10,120	TOTAL..	10,700

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE

(In thousands of dollars / En milliers de dollars)

CAPITAL IMPROVEMENTS		AMÉLIORATION DES INSTALLATIONS

PROGRAM OBJECTIVES

To carry out improvements to provincial parks, attractions and heritage sites as well as visitor information centres.

OBJECTIFS DU PROGRAMME

Améliorer les installations de parcs provinciaux, d'attractions, de sites patromoniaux et de centres d'information aux visiteurs

TOTAL	6,425	TOTAL

STRATEGIC INFRASTRUCTURE		INFRASTRUCTURE STRATÉGIQUE

PROGRAM OBJECTIVES

To provide capital investments in strategic infrastructure projects.

OBJECTIFS DU PROGRAMME

Fournir des investissements en capital pour des projets d'infrastructure stratégique.

TOTAL	4,275	TOTAL

TOTAL - TO BE VOTED	10,700	TOTAL - À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

(In thousands of dollars / En milliers de dollars)

2020-2021 ESTIMATE / PRÉVISIONS	2020-2021 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2021-2022 ESTIMATE / PRÉVISIONS
44,380	44,355	Bridges / Ponts ....………	46,820
137,590	207,110	Highways / Routes ....……	180,240
10,000	13,673	Municipal Designated Highway Program / Programme d'amélioration des routes provinciales désignées dans les municipalitiés..	10,000
87,315	57,682	Federal-Provincial Cost-Shared Program / Programme fédéral-provincial à frais partagés…………………………………	70,670
15,000	15,000	Vehicle Management Agency / Agence de gestion des véhicules…………………………………………………………	18,000
209,549	165,903	Public Works and Infrastructure / Travaux publics et infrastructure………………………………………………….	249,658
503,834	503,723	TOTAL……………………………………………………	575,388

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2021-2022

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

(In thousands of dollars / En milliers de dollars)

BRIDGES		PONTS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for the construction of bridges, ferries and ferry landings.		Permettre la construction de ponts, de traversiers et de débarcadères.
TOTAL	46,820	TOTAL

HIGHWAYS		ROUTES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for the construction and upgrading of highways.		Permettre la construction et la réfection de routes.
TOTAL	180,240	TOTAL

MUNICIPAL DESIGNATED HIGHWAY PROGRAM		PROGRAMME D'AMÉLIORATION DES ROUTES PROVINCIALES DÉSIGNÉES DANS LES MUNICIPALITÉS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for capital work on provincially designated highways within municipalities.		Fournir un financement pour l'exécution de travaux d'immobilisations sur les routes provinciales désignées dans les municipalités.
TOTAL	10,000	TOTAL

FEDERAL-PROVINCIAL COST-SHARED PROGRAM		PROGRAMME FÉDÉRAL-PROVINCIAL À FRAIS PARTAGÉS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding for federal-provincial cost-shared projects for the construction and upgrading of highways and bridges.		Fournir un financement pour la réalisation de projets fédéraux-provinciaux à frais partagés en vue de la construction et de l'amélioration de routes et de ponts.
TOTAL	70,670	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

(In thousands of dollars / En milliers de dollars)

VEHICLE MANAGEMENT AGENCY		AGENCE DE GESTION DES VÉHICULES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for the purchase of vehicles and equipment for the various departments of the government of New Brunswick.		Assurer l'acquisition de véhicules et d'équipements pour les différents ministères du gouvernement du Nouveau-Brunswick.
TOTAL	18,000	TOTAL

PUBLIC WORKS AND INFRASTRUCTURE		TRAVAUX PUBLICS ET INFRASTRUCTURE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide planning, design and construction services. (see Appendix A for additional details)		Offrir des services de planification, de conception et de construction. (voir l'annexe A pour plus de détails)
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
CAPITAL ADMINISTRATION	2,900	GESTION DES IMMOBILISATIONS
Administration of capital construction, improvement and renovation projects.		Administration des projets de construction, d'amélioration et de rénovation.
CAPITAL CONSTRUCTION	160,849	INSTALLATIONS PERMANENTES
Planning, design and construction services for public works and infrastructure.		Services de planification, de conception et de construction d'immeubles publics et de l'infrastructure.
CAPITAL IMPROVEMENTS	85,909	AMÉLIORATIONS DES BIENS IMMOBILIERS
Planning, design and construction services for projects involving the improvement and renovation of provincial infrastructure.		Services de planification, de conception et de construction pour l'amélioration et la rénovation de l'infrastructure provinciale.
TOTAL	249,658	TOTAL
TOTAL - DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE	575,388	TOTAL - MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
Less amounts authorized by law	63,387	Moins crédits autorisés par la loi
TOTAL - TO BE VOTED	512,001	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2021-2022

APPENDIX A: PUBLIC WORKS AND INFRASTRUCTURE / ANNEXE A : TRAVAUX PUBLICS ET INFRASTRUCTURE
COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

(In thousands of dollars / En milliers de dollars)

2020-2021 ESTIMATE / PRÉVISIONS	2020-2021 REVISED / RÉVISÉES		2021-2022 ESTIMATE / PRÉVISIONS
		PROGRAM COMPONENTS / ÉLÉMENTS DU PROGRAMME	
2,900	3,725	Capital Administration / Gestion des immobilisations.....................	2,900
		Capital Construction / Installations permanentes	
700	700	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……………………………………………	0
50,185	30,769	Education and Early Childhood Development / Éducation et Développement de la petite enfance…………………………………	52,160
78,872	48,004	Health / Santé …………………………………………………	83,900
0	0	Justice and Public Safety / Justice et Sécurité publique……………	7,500
3,767	3,767	Service New Brunswick / Service Nouveau-Brunswick…………..	1,489
6,750	5,466	Transportation and Infrastructure / Transports et Infrastructure……………………………………………………	15,800
140,274	88,706	Total Capital Construction / Total des installations permanentes……………………………………………………	160,849
		Capital Improvements / Améliorations des biens immobiliers	
20,000	24,076	Education and Early Childhood Development / Éducation et Développement de la petite enfance…………………………………	20,000
21,000	19,931	Health / Santé …………………………………………………	18,450
50	50	Legislative Assembly / Assemblée législative……...……………	50
4,100	4,100	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail…………………………..	3,814
21,225	25,315	Transportation and Infrastructure / Transports et Infrastructure……………………………………………………	43,595
66,375	73,472	Total Capital Improvements / Total des améliorations des biens immobiliers……………………………………………………	85,909
209,549	165,903	TOTAL - PUBLIC WORKS AND INFRASTRUCTURE / TOTAL - TRAVAUX PUBLICS ET INFRASTRUCTURE………………………………	249,658